Form 10KSB40, Exhibit 13
period 1998-12-31
CHAPMAN HOLDINGS INC
filed 1999-03-31
CIK 1051430

                                                                   Exhibit 13.01

Certain information from the Annual Report to Stockholders of CHAPMAN HOLDINGS, INC. for the year ended December 31, 1998 which is incorporated by reference in this Form 10-KSB

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CHAPMAN HOLDINGS, INC. CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS DOCUMENT. THE DISCUSSION OF RESULTS, CAUSES AND TRENDS SHOULD NOT BE CONSTRUED TO IMPLY ANY CONCLUSION THAT SUCH RESULTS OR TRENDS WILL NECESSARILY CONTINUE IN THE FUTURE. WHEN USED IN THIS DOCUMENT, THE WORDS "BELIEVES," "INTENDS," "EXPECTS," "ANTICIPATES" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE LARGELY BASED ON THE CURRENT EXPECTATIONS OF MANAGEMENT AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES. IN LIGHT OF THESE RISKS AND UNCERTAINTIES, MANY OF WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION OF THIS DOCUMENT, ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

OVERVIEW AND GENERAL INDUSTRY CONDITIONS

         The primary sources of revenue of Chapman Holdings, Inc. (the "Company") are commissions earned from brokerage services and management fees. The Company's principal business activities are, by their nature, affected by many factors, including general economic and financial conditions, movement of interest rates, security valuations in the marketplace, competitive conditions, transaction volume and market liquidity. Consequently, brokerage commission revenue and investment banking fees can be volatile. While the Company seeks to maintain cost controls, a significant portion of the Company's expenses are fixed and do not vary with market activity. As a result, substantial fluctuations can occur in the Company's revenue and net income from period to period. Unless otherwise indicated, in this section, references to years are to fiscal years.

RESULTS OF OPERATIONS

         The following table reflects items in the Statements of Operations as dollar amounts and as percentages of total revenue.

                                          YEARS ENDED DECEMBER 31,
                           ----------------------------------------------------------
                                     1998                           1997
                           --------------------------   -----------------------------
                                       PERCENTAGE OF                 PERCENTAGE OF
                             AMOUNTS   TOTAL REVENUE      AMOUNTS    TOTAL REVENUE
REVENUE:
Commissions                 $2,538,436         86.5%     $2,612,251            87.3%
Underwriting and
   management fees             699,797          23.8        324,826             10.9
Interest and dividends         334,793          11.4         54,724              1.8
Loss on Trading              (637,957)        (21.7)              -            -
                          ------------  -------------  ------------      ------------

   Total revenue             2,935,069         100.0      2,991,801            100.0
                          ------------  -------------  ------------      ------------

EXPENSE:
Compensation and benefits    2,185,396          74.5      1,120,753             37.4


                                       2


Brokerage and clearing         430,989          14.7        286,505              9.6
fees
Communications                 192,408           6.5        154,364              5.2
Occupancy and equipment        460,079          15.7        355,542             11.9
Travel and business
   development                 255,017           8.7        210,881              7.0
Professional fees              416,267          14.2        103,431              3.5
Other operating expense        610,671          20.8        269,797              9.0
                          ------------  -------------  ------------      ------------


   Total expense             4,550,827         155.1      2,501,273             83.6
                          ------------  -------------  ------------      ------------


(Loss) income from
   continuing operations   (1,615,758)        (55.1)        490,528             16.4
Income tax (benefit)
provision                    (485,000)        (16.6)        205,000              6.9
                           -----------     ---------     ----------           ------


(Loss) income from
   continuing operations   (1,130,758)        (38.5)        285,528              9.5
Income from discontinued
   operations                         -           -          51,459              1.7
                          ------------  -------------  ------------      ------------


Net (loss) income          $(1,130,758)      (38.5%)       $336,987            11.2%
                          ------------  -------------  ------------      ------------
                          ------------  -------------  ------------      ------------

         FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997.

         Total Revenue decreased by $56,732, or 1.9%, to $2,935,069 for 1998 from $2,991,801 for 1997. Revenue increased by $581,225 or 19.4% in 1998 before the loss related to the Company's inventory of trading stock of $637,957.

         Commission revenue decreased $73,815, or 2.8% to $2,538,436 for 1998 from $2,612,251 for 1997. This decrease was primarily due to an 88% decrease in commissions for government securities primarily related to the volume of such transactions. Increases in equities, institutional and fixed income commission of 73.2%, 19.5% and 53%, respectively, partially offset this decrease.

         Underwriting and management fees, increased by $374,971, or 115.4%, to $699,797 for 1998 from $324,826 for 1997. The increase was primarily due to an increase in management fees from municipal transactions and underwriting fees of $334,005, or 120.1%, to $612,039 for 1998 from $278,034 for 1997.

         Interest and dividend revenue increased by $280,069 to $334,793 for 1998 from $54,724 for 1997. This increase is due to higher cash balances associated with the net proceeds from the Company's public offering of common stock.

         The loss on trading accounts was $637,957 for 1998. The Company's loss on trading accounts is attributable to an unrealized loss of value on its market-making securities inventory of $404,509 and a realized loss of $74,325. A realized loss of $159,123 was recognized on sales related to trading stock of DEM, Inc.

         Total expense for 1998 increased by $2,049,554, or 81.9%, to $4,550,827 for 1998 from $2,501,273 for 1997. Total expense increased to 155.1% of total revenue for

1998 as compared to 83.6% of total revenue for 1997. Expenses increased in all areas due to increased staffing, the opening of new offices and other expansions of operations.

         Compensation and benefits increased by $1,064,643 or 95.0%, to $2,185,396 for 1998 from $1,120,753 for 1997. As a percentage of total revenue, these expenses increased to 74.5% in 1998 from 37.4% in 1997. This increase is largely due to the addition of 19 employees in connection with the Company's ongoing business expansion efforts. Compensation expense includes sales commissions paid to brokers and varies in relation to changes in commission revenue. Notwithstanding that commission revenue decreased in 1998, commissions paid to brokers increased primarily due to an increased municipal sales volume.

         Floor brokerage and clearing fees increased by $144,484, or 50.4%, to $430,989 for 1998 from $286,505 for 1997. This increase is attributable to an increase in the number of transactions and a decrease in the average dollar amount of such transactions.

         Communication expense increased by $38,044, or 24.6%, to $192,408 for 1998 from $154,364 for 1997. This increase was primarily attributable to increased usage associated with opening new offices and the Company's ongoing business expansion efforts.

         Occupancy and equipment expense increased by $104,537, or 29.4%, to $460,079 for 1998 from $355,542 for 1997 due to the opening of additional offices.

         Travel and business development expense increased by $44,136, or 20.9%, to $255,017 for 1998 from $210,881 for 1997 due to increased travel related to business development activities.

         Professional fees increased by $312,836, or 302.5%, to $416,267 for 1998 from $103,431 for 1997. The Company's increased use of legal services, professional recruiters and marketing consultants related to the growth and expansion of the Company.

         Other operating expense increased by $340,874, or 126.3%, to $610,671 for 1998 from $269,797 for 1997. This increase was attributable to increased advertising, supplies, postage and filing fees due to the growth and expansion of the Company.

         Income taxes from continuing operations decreased by $690,000 to a tax benefit of $485,000 in 1998 from a tax provision of $205,000 for 1997. This decrease was due to the loss from continuing operations.

         The Company had no income from discontinued operations in 1998 verses $51,459 for 1997.

         The Company had a net loss of $1,130,758 for 1998 verses net income of $336,987 for 1997. This change was a result of items discussed above.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's assets are reasonably liquid with a substantial majority consisting of cash and cash equivalents, investment securities, and receivables from other broker-dealers and the Company's clearing agent, all of which fluctuate depending upon the levels of customer business and trading activity. Receivables from broker-dealers and the Company's clearing agent turnover rapidly. Both the Company's total assets as well as the individual components as a percentage of total assets may vary significantly from period to period because of changes relating to customer demand, economic and market conditions, and proprietary trading strategies. The Company's total assets as of December 31, 1998 was $10,205,138.

         As a broker-dealer, the Company is subject to the net capital rules of the NASD. As such, the Company is subject to certain restrictions on the use of capital and its related liquidity. The net capital position of The Chapman Co. as of December 31, 1998 was $797,382, which was $697,382 in excess of its minimum net capital requirement.

         The Company's cash and cash equivalents was $3,089,683 as of December 31, 1998.

         Historically, the Company has financed its operations through the private placement of equity securities and cash flow from operations. The Company has not employed any significant leverage or debt. The Company intends to use debt prudently in the future and may seek to arrange for lines of credit.

         On February 26, 1998, the Company consummated an initial public offering, the Offering, of its Common Stock pursuant to which the Company received net proceeds of approximately $6,812,000.

         The Company's overall capital and funding needs are continually reviewed to ensure that its capital base can support the estimated needs of its business. These reviews take into account business needs as well as the Company's regulatory capital requirements. The Company believes that its capital structure is adequate for current operations.

EFFECTS OF INFLATION

         The Company's assets are to a large extent liquid in nature and, accordingly, may be significantly affected by inflation. Market prices of securities that the Company may hold in inventory are also influenced by changes in inflation. Moreover, the rate of inflation affects the Company's expenses, such as employee compensation, occupancy expenses and communications costs, which may not be readily recoverable in the prices of services offered to the Company's customers. To the extent inflation results in rising interest rates or has adverse effects upon the securities markets, it may adversely affect the Company's financial condition and results of operations.

YEAR 2000 SOFTWARE ISSUE

     As the Year 2000 approaches, existing software programs and operating systems must be reviewed to determine if they can accommodate information that employs dates after December 31, 1999. As of February 28, 1999, the Company has incurred Year 2000 compliance costs of approximately $10,000, to cover assessment of systems, internal testing, point-to-point testing, training, and replacement and modification of existing systems. A portion of the Company's Year 2000 compliance costs consisting primarily of expenses for upgraded computers, software, and communication systems will be allocated to Chapman Capital Management, Inc., ("CCM"), an affiliate of the Company, through increased charges for administrative support under its expense allocation agreement with the Company. See "Certain Transactions."

     During 1999, the Company's Year 2000 compliance costs are estimated at approximately $120,000, of which approximately $32,000 will be allocated to CCM. The Company estimates that over the next three years its total Year 2000 compliance costs, will be approximately $300,000, of which approximately $95,000 will be allocated to CCM.

         Management has prepared a written plan detailing the Company's software and operating systems' compliance issues for the year 2000. The plan identifies critical and non-critical operating systems of the Company and addresses external interfaces with third-party computer systems. The Company is currently working with its hardware and software vendors and other third parties to prepare for the year 2000. The Company anticipates that most of the necessary hardware and software renovations needed to render the Company year 2000 compliant have been or will be completed by the first quarter of 1999. Management plans to test its systems during the second quarter of 1999 to determine the effect of its compliance efforts. According to the Company's plan, the testing phase is scheduled to be completed by approximately June 30, 1999.

     The table below summarizes the status of key elements of the Company's Year 2000 compliance plan:

PHASE                                           PERCENTAGE OF COMPLETION
--------------------------------  -----------------------------------------------------
Assessment......................                         90%
Remediation and Renovation......                         90%
Testing.........................                         25%
Contingency Planning............                         33%


         The Company has relationships with third parties that may have computer systems that are not year 2000 compliant. The Company has identified the third parties upon which it relies for mission-critical systems and has contacted or is contacting such third parties to confirm that their systems are in compliance with the year 2000 requirements.


         While the Company believes that it is taking prudent and necessary action to comply with year 2000 requirements, there can be no assurance that the year 2000 issue will not result in information or communications systems interruptions. Any such interruptions could be expected to have a material adverse effect on the Company's business, financial condition, results of operations and business prospects and may subject the Company to liability to its clients. The Company is currently building upon its existing contingency plan in the event that the Company or third parties do not successfully complete their compliance efforts, or if vendors or third parties controlling systems critical to the Company are unable to confirm that their systems will be year 2000 compliant. These efforts may result in additional costs in excess of current allocations and estimates.

                             STOCKHOLDER INFORMATION

         The Common Stock is quoted on the SmallCap Market under the symbol "CMAN." As of March 17, 1999, there were approximately 28 holders of record and approximately 500 beneficial owners of the Common Stock.

PRICE RANGE PER SHARE

         Set forth below is the range of high and low bid information on the Nasdaq SmallCap Market for the Company's Common Stock for each quarter since the Company's initial public offering. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

       ----------------------------------------------- ---------------------------------------
                          QUARTER                                       1998
       ----------------------------------------------- ------------------- -------------------
                                                              HIGH                LOW
       ----------------------------------------------- ------------------- -------------------
       January to March*                                       10                 93/4
       ----------------------------------------------- ------------------- -------------------
       April to June                                           11                  10
       ----------------------------------------------- ------------------- -------------------
       July to September                                     10 1/8                10
       ----------------------------------------------- ------------------- -------------------
       October to December                                    93/4               41/2
       ----------------------------------------------- ------------------- -------------------

* The Common Stock commenced trading on the Nasdaq SmallCap Market in February 1998.

DIVIDENDS

     The Company has never declared or paid cash or other dividends on its Common Stock and does not anticipate doing so in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, if any, its financial condition, and other relevant factors. The Company intends to retain any earnings in the foreseeable future for the Company's continued growth.

                             FINANCIAL STATEMENTS

                    CHAPMAN HOLDINGS, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................     F-2

Financial Statements

  Consolidated Balance Sheet as of December 31, 1998.......................................................     F-3

  Consolidated Statements of Operations for the Years Ended December 31, 1998 and 1997.....................     F-4

  Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1998 and
    1997...................................................................................................     F-5

  Consolidated Statements of Cash Flows for the Years Ended December 31, 1998 and 1997.....................     F-6

  Notes to Consolidated Financial Statements...............................................................     F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Chapman Holdings, Inc:

We have audited the accompanying consolidated balance sheet of Chapman Holdings, Inc. and Subsidiaries (a Maryland corporation) as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chapman Holdings, Inc. and Subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the two years ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /S/ARTHUR ANDERSEN LLP

Baltimore, Maryland,

    February 22, 1999

                    CHAPMAN HOLDINGS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 1998

                                          ASSETS:
  Cash and cash equivalents....................................................  $3,089,683
  Cash deposits with clearing organization.....................................   2,388,600
  Investments..................................................................     203,750
  Securities owned.............................................................   2,080,355
  Receivables from brokers and dealers.........................................     331,428
  Receivables from discontinued operations.....................................      --
  Receivables from affiliates..................................................     379,832
  Income taxes receivable......................................................     294,000
  Advances to officer/employee.................................................     657,198
  Office equipment, net........................................................      37,653
  Prepaids and other assets....................................................     583,172
  Intangible assets............................................................     145,000
  Deferred tax asset...........................................................      14,467
  Net assets from discontinued operations......................................      --
                                                                                 ----------
      Total assets.............................................................  $10,205,138
                                                                                 ----------
                                                                                 ----------


                           LIABILITIES AND STOCKHOLDERS' EQUITY:
  Accounts payable and accrued expenses........................................  $  261,457
  Margin loan payable..........................................................   2,559,189
  Accrued compensation.........................................................     242,807
  Deferred rent................................................................      78,143
  Payable to affiliated partnership............................................      --
  Income taxes payable.........................................................      --
  Deferred tax liability.......................................................      --
  Net liabilities from discontinued operations.................................      --
                                                                                 ----------
      Total liabilities........................................................   3,141,596
                                                                                 ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value, 20,000,000 shares authorized, 2,953,622 shares
    issued and outstanding.....................................................       2,954
  Additional paid-in capital...................................................   7,902,561
  Accumulated deficit..........................................................    (841,973)
                                                                                 ----------
      Total stockholders' equity...............................................   7,063,542
                                                                                 ----------
      Total liabilities and stockholders' equity...............................  $10,205,138
                                                                                 ----------
                                                                                 ----------

The accompanying notes are an integral part of this consolidated balance sheet.

                    CHAPMAN HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                           1998           1997
                                                                                       -------------  ------------
REVENUE:
  Commissions........................................................................  $   2,538,436  $  2,612,251
  Underwriting and management fees...................................................        699,797       324,826
  Interest and dividends.............................................................        334,793        54,724
  Loss on trading....................................................................       (637,957)      --
                                                                                       -------------  ------------
      Total revenue..................................................................      2,935,069     2,991,801
                                                                                       -------------  ------------
EXPENSE:
  Compensation and benefits..........................................................      2,185,396     1,120,753
  Floor brokerage and clearing fees..................................................        430,989       286,505
  Communications.....................................................................        192,408       154,364
  Occupancy, equipment rental, and depreciation......................................        460,079       355,542
  Travel and business development....................................................        255,017       210,881
  Professional fees..................................................................        416,267       103,431
  Other operating expense............................................................        610,671       269,797
                                                                                       -------------  ------------
      Total expense..................................................................      4,550,827     2,501,273
                                                                                       -------------  ------------
      (Loss) income from continuing operations before income tax (benefit)
        provision....................................................................     (1,615,758)      490,528

INCOME TAX (BENEFIT) PROVISION.......................................................       (485,000)      205,000
                                                                                       -------------  ------------
      (Loss) income from continuing operations.......................................     (1,130,758)      285,528

INCOME FROM DISCONTINUED OPERATIONS, net of income taxes of $40,000..................       --              51,459
                                                                                       -------------  ------------
      Net (loss) income..............................................................  $  (1,130,758) $    336,987
                                                                                       -------------  ------------
                                                                                       -------------  ------------

BASIC EARNINGS PER SHARE DATA:
  Income from continuing operations..................................................  $        (.40) $       0.14
  Income from discontinued operations................................................       --                0.03
                                                                                       -------------  ------------
      Net (loss) income..............................................................  $        (.40) $       0.17
                                                                                       -------------  ------------
                                                                                       -------------  ------------
  Weighted average shares outstanding................................................      2,792,891     2,001,914
                                                                                       -------------  ------------
                                                                                       -------------  ------------

 The accompanying notes are an integral part of these consolidated statements.

                    CHAPMAN HOLDINGS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                           RETAINED
                                                                            ADDITIONAL     EARNINGS       TOTAL
                                                                COMMON       PAID-IN     (ACCUMULATED  STOCKHOLDERS'
                                                                 STOCK       CAPITAL       DEFICIT)       EQUITY
                                                              -----------  ------------  ------------  ------------

BALANCE, December 31, 1996..................................   $   1,945   $  1,309,005   $ (181,743)   $1,129,207

  Net income................................................      --            --           336,987       336,987

  Purchase of 152,250 shares of stock.......................        (152)      (217,348)      --          (217,500)

  Issuance of 196,594 shares of stock in exchange for a
    stock warrant...........................................         196           (196)      --            --
                                                              -----------  ------------  ------------  ------------

BALANCE, December 31, 1997..................................       1,989      1,091,461      155,244     1,248,694

  Net loss..................................................      --            --        (1,130,758)   (1,130,758)

  Accumulated deficit from discontinued operations..........      --            --           133,541       133,541

  Net proceeds from issuance of common stock................         965      6,811,100       --         6,812,065
                                                              -----------  ------------  ------------  ------------

BALANCE, December 31, 1998..................................   $   2,954   $  7,902,561   $ (841,973)   $7,063,542
                                                              -----------  ------------  ------------  ------------
                                                              -----------  ------------  ------------  ------------

 The accompanying notes are an integral part of these consolidated statements.

                    CHAPMAN HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                             1998          1997
                                                                                        --------------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income...................................................................  $   (1,130,758) $  336,987
  Adjustments to reconcile net (loss) income to net cash used in operating activities:
    Depreciation expense..............................................................           7,500          --
    Unrealized/realized loss on securities owned......................................         637,957          --
    Deferred taxes....................................................................        (122,467)    108,000
    Effect from changes in assets and liabilities--
      Deposits with clearing organization.............................................      (2,348,484)     (5,116)
      Receivables from brokers and dealers............................................          53,722    (228,743)
      Receivables from discontinued operations........................................         800,672    (118,029)
      Receivables from affiliates.....................................................        (379,587)        (45)
      Income tax receivable...........................................................        (294,000)         --
      Advances to officer/employee....................................................        (481,147)    (66,378)
      Prepaids and other assets.......................................................        (494,764)    (24,330)
      Net assets from discontinued operations.........................................           5,934      83,628
      Accounts payable and accrued expenses...........................................         192,593     (24,104)
      Accrued compensation............................................................         173,897      (7,461)
      Deferred rent...................................................................         (10,905)         --
      Payable to affiliated partnership...............................................          (9,846)    (49,230)
      Income taxes payable............................................................         (97,837)    (52,504)
                                                                                        --------------  ----------
        Net cash used in operating activities.........................................      (3,497,520)    (47,325)
                                                                                        --------------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of office equipment........................................................         (22,810)     (9,785)
  Purchase of Bell....................................................................        (219,827)         --
  Purchase of investments.............................................................      (1,207,444)    (11,806)
  Proceeds from sale of investments...................................................       1,013,877          --
                                                                                        --------------  ----------
        Net cash used in investing activities.........................................        (436,204)    (21,591)
                                                                                        --------------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of common stock..........................................       7,715,096          --
  Issuance costs......................................................................        (903,031)         --
  Purchase of stock...................................................................              --    (217,500)
                                                                                        --------------  ----------
        Net cash provided by (used in) financing activities...........................       6,812,065    (217,500)
                                                                                        --------------  ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..................................       2,878,341    (286,416)

CASH AND CASH EQUIVALENTS, beginning of year..........................................         211,342     497,758
                                                                                        --------------  ----------

CASH AND CASH EQUIVALENTS, end of year................................................  $    3,089,683  $  211,342
                                                                                        --------------  ----------
                                                                                        --------------  ----------

 >The accompanying notes are an integral part of these consolidated statements.

                    CHAPMAN HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION AND BUSINESS

    Chapman Holdings, Inc. (the "Company") provides securities brokerage and investment banking services. The Company, during December 1997, became the parent of a wholly-owned subsidiary, The Chapman Co. ("Chapman") and its two subsidiaries, Chapman Capital Management, Inc. ("CCM") and Chapman Insurance Agency, Incorporated ("CIA") pursuant to the merger of a newly formed wholly-owned subsidiary of the Company into Chapman. CCM and CIA were spun off from Chapman as part of the initial public offering ("IPO") on February 26, 1998.

    The Company allocates compensation, benefits and other costs to CCM and CIA on a proportional allocation cost method which management believes is reasonable. Compensation and benefits are allocated based on management's estimate of the percentage of time employees spend performing services for CCM and CIA. Other costs, consisting of communications, occupancy and administrative support, are allocated based on estimated usage by CCM and CIA.

BASIS OF PRESENTATION

    The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles. All significant intercompany balances have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACQUISITION

    The Company acquired all of the outstanding stock of Charles A. Bell (Bell), a securities brokerage firm located in San Francisco, California, on December 29, 1998, for approximately $391,200. The acquisition resulted in recording approximately $145,000 of intangible assets from the purchase price being in excess of the book value of Bell. The assets acquired consist of cash, current assets, property and intangibles.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents primarily consists of cash invested in the U.S. Treasury Money Fund, a fund managed by Chapman Capital Management, Inc., an affiliate.

INVESTMENTS

    Investments as of December 31, 1998 and 1997, consist primarily of certificates of deposit in which cost approximates market.

SECURITIES OWNED AND NOT YET PURCHASED

    Securities owned consist of trading proprietary stock, which is carried at market. The proprietary stock is primarily stock of Chapman Capital Management Holdings, Inc. (CCMH), a company whose majority

                    CHAPMAN HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) stockholder is also the majority stockholder of the Company. Chapman is the market maker for the Company and CCMH and, thus, holds their stock in inventory. As of December 31, 1998, Chapman held 115,997 shares of common stock of the Company, with a market value of $579,985. The proprietary stock was purchased on margin.

FINANCIAL INSTRUMENTS

    The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, receivables, investments, securities owned, advances, accounts payable, accrued expenses and margin loan payable approximate fair value.

EARNINGS PER SHARE

    As of December 31, 1997, the Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" (SFAS No. 128). Under SFAS No. 128, a company must disclose basic earnings per share (the principal difference being that common stock equivalence would not be considered in the compilation of basic earnings per share) and diluted earnings per share. The Company adopted this pronouncement which required restatement of all prior periods presented.

    Earnings per share are based on the weighted average number of common and dilutive common equivalent shares outstanding during the period the calculation is made. Common equivalent shares consist of shares issuable upon the exercise of stock warrants, using the treasury stock method. The weighted average shares outstanding as of December 31, 1998 and 1997, are the weighted average common shares outstanding of 2,792,891 and 2,001,914, respectively. The options granted during 1998 would be antidilutive and, thus, are not required in the earnings per share calculation.

INTANGIBLE ASSETS

    Intangible assets consist of a non-compete agreement of $75,000 being amortized over 2 years and goodwill of $70,000 being amortized over 15 years. These intangibles are related to the Bell acquisition.

SEGMENT REPORTING

    The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" as of December 31, 1998, and has determined that the Company has only one segment, securities brokerage and investment banking services. The Company came to this conclusion because the Company operates in one regulatory environment and has only one management group that manages the entire Company. Information on the Company's results are provided as one segment to the key decision-maker to make decisions.

COMPREHENSIVE INCOME

    The Company has adopted SFAS, No. 130, "Reporting Comprehensive Income" and has determined that the Company does not have any comprehensive income adjustments for the periods presented, and therefore, comprehensive income equals net income.

                    CHAPMAN HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
REVENUE RECOGNITION

    The Company records commission revenue, underwriting and management fees, and related expenses on a trade date basis.

VOLATILITY OF BUSINESS

    The Company's revenues and operating results may fluctuate from month to month, quarter to quarter and year to year due to a combination of factors, including the number of underwriting transactions in which the Company participates, access to public markets for companies in which the Company has invested as a principal, the level of institutional and retail brokerage transactions, and expenses of establishing new business units. The Company's revenues from an underwriting transaction are recorded only when the underwritten security commences trading; accordingly, the timing of the Company's recognition of revenue from a significant transaction can materially affect the Company's operating results. As a result, the Company could experience losses if demand for the above transactions declines faster than the Company's ability to change its cost structure.

OFFICE EQUIPMENT

    Office equipment is depreciated using the straight-line method over the estimated useful life of 3 to 5 years. As of December 31, 1998, accumulated depreciation was $7,500.

TRANSACTIONS WITH CLEARING ORGANIZATION

    The Company is required to have cash on deposit with its clearing agent for general trading purposes. In addition, receivables from and payables to the clearing organization arise from cash settlements on ordinary trading activity and clearing expenses.

INCOME TAXES

    The Company accounts for income taxes under the separate company liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

2. INITIAL PUBLIC OFFERING AND SPIN-OFF OF OPERATIONS:

    On February 26, 1998, the Company consummated an initial public offering (the Offering) of its Common Stock pursuant to which the Company received net proceeds, after the offering costs, of approximately $6,812,000.

    Effective February 26, 1998, concurrent with the Company's completed initial public offering, the Company spun off two of its wholly owned subsidiaries, Chapman Capital Management, Inc. and the Chapman Insurance Agency, Inc. For the year ended December 31, 1997, the results of operations of CCM and CIA are reflected on the accompanying consolidated statement of operations as income from discontinued operations, respectively.

                    CHAPMAN HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1997

3. CAPITAL STOCK:

    The common stock activity included in the accompanying consolidated financial statements has been restated to reflect the one-for-five share exchange of stock related to the merger of Chapman into the Company during 1998. As such, all share data related to Chapman prior to the merger has been restated at the Company's stock conversion amounts.

4. COMMITMENTS AND CONTINGENCIES:

    The Company has entered into an operating lease agreement for office facilities which expires on October 15, 2000. Rent expense under this agreement was $209,052 in 1998 and 1997. The aggregate minimum future annual rental for the following fiscal years ending December 31 is as follows:

1999..............................................................................  $  252,660
2000..............................................................................     200,022

    In addition, a proportionate share of real estate taxes and building expenses in excess of base year amounts are charged to the Company. This lease agreement includes scheduled rent increases which are recognized on a straight-line basis. As of December 31, 1998, the Company recorded $78,143 in deferred rent relating to this straight-line basis of rent expense recognition.

    The Company leases furniture and equipment from the Chapman Limited Partnership I (the Partnership), an entity in which certain officers and stockholders of the Company are partners. The lease requires monthly payments of $9,846 and contains one year renewable terms, at the option of the Company, through September 2000, at which time the Company can purchase the furniture and equipment at fair value. Rent expense under this lease agreement was $118,152 in 1998 and 1997.

    The Company clears all transactions for its brokerage customers through its clearing agent, which carries and clears all customer securities accounts. The clearing agent also lends funds to the Company's brokerage customers through the use of margin credit. These loans are made to customers on a secured basis, with the clearing agent maintaining collateral in the form of saleable securities, cash or cash equivalents. Pursuant to the terms of the agreement between the Company and the clearing agent, in the event that customers fail to pay for their purchases, to supply the securities that they have sold, or to repay funds they have borrowed, and the clearing agent satisfies any customer obligations, the Company would be obligated to indemnify the clearing agent for any resulting losses. For the years ended December 31, 1998 and 1997, the Company did not incur such losses.

    Securities brokerage firms become parties to arbitrations brought by dissatisfied customers in the general course of business. The Company has been and is currently a party to such proceedings, none of which has resulted or which management believes will result in any material liability.

                    CHAPMAN HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1997

5. INCOME TAXES:

    A reconciliation of the statutory income taxes to the recorded income tax (benefit) provision for the years ended December 31, 1998 and 1997, are as follows:

                                                                                    1998         1997
                                                                                 -----------  ----------
Statutory tax (at 35% rate)....................................................  $  (566,000) $  167,000
Effect of state income taxes...................................................      (79,000)     24,000
Effect of graduated tax rate...................................................      120,000      --
Effect of permanent book to tax differences....................................       40,000      14,000
                                                                                 -----------  ----------
Income tax (benefit) provision.................................................  $  (485,000) $  205,000
                                                                                 -----------  ----------
                                                                                 -----------  ----------

    The components of the income tax (benefit) provision for the years ended December 31, 1998 and 1997, are as follows:

                                                                                    1998         1997
                                                                                 -----------  ----------
Current........................................................................  $  (362,533) $   57,000
Deferred.......................................................................     (122,467)    108,000
Discontinued operations........................................................      --           40,000
                                                                                 -----------  ----------
Income tax (benefit) provision.................................................  $  (485,000) $  205,000
                                                                                 -----------  ----------
                                                                                 -----------  ----------

    The Company's deferred income tax asset and liability as of December 31, 1998, consist of the following:

Deferred tax asset:
  NOL carryforward..........................................................................  $   64,999
Deferred tax liability:
  Other.....................................................................................     (50,532)
                                                                                              ----------
Net deferred tax asset recorded on the consolidated balance sheet...........................  $   14,467
                                                                                              ----------
                                                                                              ----------

6. REGULATORY REQUIREMENTS:

    Pursuant to the requirements of the Securities and Exchange Commission's
(SEC) Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain net capital, as defined, of not less than $100,000 and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. As of December 31, 1998, the Company had excess net capital of $697,382 and a ratio of aggregate indebtedness to net capital of .7 to 1. As of December 31, 1997, the Company had excess net capital of $169,509 and a ratio of aggregate indebtedness to net capital of .9 to 1.

    The Company is subject to compliance with various SEC and National Association of Securities Dealers, Inc. (NASD) regulations. Also, the NASD periodically reviews the Company's records and procedures for compliance with its requirements. Any acts of noncompliance may subject the Company to fines and other punitive remedies and may significantly effect the Company's ability to operate.

                    CHAPMAN HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1997

7. STATEMENTS OF CASH FLOWS-SUPPLEMENTAL DISCLOSURE:

    Supplemental cash flow disclosure for the years ended December 31, 1998 and 1997 were as follows:

                                                                                      1998       1997
                                                                                    ---------  ---------
Cash paid-
  Interest........................................................................  $   9,686  $   9,341
  Income taxes....................................................................     29,000    182,232

8. EMPLOYEE SAVINGS PLAN:

    The Company's Retirement Savings Plan, a 401(k) plan, provides participants a mechanism for making contributions for retirement savings. Each participant may make pre-tax and after-tax contributions based upon eligible compensation. The Company may make discretionary contributions based on the participants' compensation for the plan year. The Company elected not to contribute to the plan for the years ended December 31, 1998 and 1997.

9. OMNIBUS STOCK PLAN:

    In March 1998, Chapman started an Omnibus Stock Plan (the Plan) to enable selected management, employees, consultants and directors to acquire interest in Chapman through ownership of common stock. The Plan has 150,000 shares of common stock registered. On September 28, 1998, Chapman granted options for 43,900 shares of common stock at fair market value at the date of grant, which was $9.50. The options vested on the grant date and have a three-year term. None of those options had been exercised, expired or canceled as of December 31, 1998.

    The Company accounts for its stock-based compensation plans as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation," which allows the Company to follow Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees" and recognize no compensation cost for options granted at fair market prices. The Company has computed, for pro forma disclosure purposes, the value of all compensatory options granted during 1998, using the Black-Scholes option pricing model. The following assumptions were used for grants for the year ended December 31, 1998:

Risk free interest rate....................................................       4.51%
Expected dividend yield....................................................        0.0%
Expected lives.............................................................    2 years
Expected volatility........................................................         59%

    Options were assumed to be exercised upon vesting for the purposes of this valuation. Had compensation costs for compensatory options been determined consistent with SFAS No. 123, the Company's pro forma net loss and earnings per share information reflected on the accompanying consolidated statements

                    CHAPMAN HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1997

9. OMNIBUS STOCK PLAN: (CONTINUED)
of operations would have been increased to the following "as adjusted" amount for the year ended December 31, 1998:

Net loss:
  As reported...........................................................  $1,130,758
  As adjusted...........................................................  1,234,639
Basic earnings:
  Per share-
    As reported.........................................................       (.40)
    As adjusted.........................................................       (.44)

    Weighted average fair value of options granted for the year ended December 31, 1998, was $3.37. The value was calculated using the Black-Scholes option pricing model.

10. RELATED PARTY TRANSACTIONS:

    The Company served as the underwriter for DEM, Inc. (DEM), a registered non-diversified closed-ended management investment company. CCM provides investment advisory and administrative services to DEM under an investment advisory and administrative services agreement which sets forth the services to be provided and the fees to be charged. The Company purchased 69,000 shares of DEM stock during 1998. During the fourth quarter of 1998, DEM was dissolved. The Company recognized a $159,123 loss on trading due to this dissolution.

    Listed below are fees and commissions earned from DEM for the year ended December 31, 1997.

Included in continuing operations (underwriting fees).....................  $ 432,008
Included in discontinued operations.......................................    138,614
                                                                            ---------
                                                                            $ 570,622
                                                                            ---------
                                                                            ---------

    As of December 31, 1998, the Company had outstanding advances to its majority stockholder and other employees of $657,198. The advances to the majority stockholder are reflected in demand notes, which accrue interest at 5.5% per annum.